SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             Scholastic Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    807066105
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

CUSIP No. 807066105              SCHEDULE 13G                  Page 2 of 6 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mary Sue Robinson Morrill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0*
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,539,468*
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0*
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,539,468*
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,539,468*
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.42%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

    * reflects the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.

                                                               Page 3 of 6 Pages


Note: The share figures in this report have been adjusted to reflect the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.

Item 1.

      (a) Name of Issuer

            Scholastic Corporation

      (b) Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a) Name of Person Filing

            Mary Sue Robinson Morrill

      (b) Address of Principal Business Office or, if none, Residence

            140 Bunker Hill Road
            Salisbury, CT  06068

      (c) Citizenship

            United States

      (d) Title of Class of Securities

            Common Stock, par value $.01 per share

      (e) CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                                               Page 4 of 6 Pages


Item 4. Ownership (at December 31, 2000)

      (a) Amount Beneficially Owned

            3,539,468

            (see Note to Item 4(a))
Note to
Item 4(a): Includes (A) shares of Common Stock held by three trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares. Also includes shares owned by (B) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (C) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and
            (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Does not include 243,376 shares of Common Stock held in two trusts of which Mr. Morrill is trustee and 94,000 shares of Common Stock held in two trusts of which Mr. Morrill and Ms. Buckland are trustees, for the benefit of the children of Ms. Morrill and as to each of which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership.

      (b) Percent of Class

            10.42%

      (c) Number of shares as to which such person has:

            i) sole power to vote or to direct the vote

                  0

            ii) shared power to vote or to direct the vote

                  3,539,468 (see Note to Item 4(a))

                                                               Page 5 of 6 Pages


            iii) sole power to dispose or to direct the disposition of

                  0

            iv) shared power to dispose or to direct the disposition of

                  3,539,468 (see Note to Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Each of the trusts referred to in the Note to Item 4(a) above has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and/or Class A Stock referred to in the Note to Item 4(a) as being owned by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2001
                                                --------------------------------
                                                      Date


                                                /s/Mary Sue Robinson Morrill
                                                --------------------------------
                                                      Signature

                                                 Mary Sue Robinson Morrill
                                                --------------------------------
                                                      Name/Title